 Exhibit 99.1

TransAlta Corporation Announces Conversion Results for Series C and D Preferred Shares

CALGARY, AB, June 16, 2022 /CNW/ - Further to TransAlta Corporation's ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) press release dated May 31, 2022, the Company announced today that 1,044,299 of its 11,000,000 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C ("Series C Shares") were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series D ("Series D Shares") after having taken into account all election notices following the June 15, 2022 conversion deadline.  As a result, on June 30, 2022, the Company will have 9,955,701 Series C Shares issued and outstanding and 1,044,299 Series D Shares issued and outstanding.

The Series C Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbol TA.PR.F. The Series D Shares will begin trading on the TSX on June 30, 2022 under the symbol TA.PR.G, subject to the Company fulfilling all the listing requirements of the TSX. The Toronto Stock Exchange has conditionally approved the listing of the Series D Shares effective upon conversion.

The Series C Shares will pay fixed cumulative preferential cash dividends on a quarterly basis, for the five-year period from and including June 30, 2022 to but excluding June 30, 2027, if, as and when declared by the Board of Directors of TransAlta based on an annual fixed dividend rate of 5.85400%, being equal to the five-year Government of Canada bond yield of 2.75400% determined as of May 31, 2022, plus 3.10000%, in accordance with the terms of the Series C Shares.

The Series D Shares will pay quarterly floating rate cumulative preferential cash dividends for the five-year period from and including June 30, 2022 to but excluding June 30, 2027, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the Series D Shares for the 3-month floating rate period from and including June 30, 2022 to but excluding September 30, 2022 will be 4.57700%, being equal to the annual rate for the auction of 90-day Government of Canada Treasury Bills as of May 31, 2022 of 1.47700%, plus 3.10000%, in accordance with the terms of the Series D Shares.

For more information on the terms and risks associated with an investment in the Series C Shares and the Series D Shares, please see TransAlta's prospectus supplement dated November 23, 2011 which is available on SEDAR at www.sedar.com or on TransAlta's website at transalta.com. The Series C Shares and the Series D Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of the United States. Accordingly, the Series C Preferred Shares and the Series D Preferred Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to transactions exempt from registration under the U.S. Securities Act or under the securities laws of the applicable state. This press release does not constitute an offer to sell or a solicitation of an offer to buy any security.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series C Shares and the Series D Shares, including but not limited to the listing of the Series D Shares and the quantum and payment of dividends on the Series C Shares and Series D Shares in the future. All forward- looking information reflects the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Information Form, Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

View original content:https://www.prnewswire.com/news-releases/transalta-corporation-announces-conversion-results-for-series-c-and-d-preferred-shares-301570030.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2022/16/c2287.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:20e 16-JUN-22